Exhibit 99.1

Points International Ltd. Partners with Meliá Hotels International to Bring a New
Level of Excellence to the mas Rewards Loyalty Program
Members gain ability to Buy and Gift points to reach rewards milestones faster.

TORONTO (December 11, 2012) — Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the loyalty reward management program platform www.Points.com, has joined forces with Meliá Hotels International to provide its mas Rewards loyalty program members the ability to buy and gift points.

“This partnership brings the mas Rewards program to the next level of customer service excellence by giving Meliá Hotels loyalty program members a new and innovative way to reach reward milestones,” says Rob MacLean, Chief Executive Officer of Points International. “We are proud to partner with Spain’s leading hotel chain to increase customer experience satisfaction, expand loyalty program capabilities and further the success of our respective companies.”

Meliá Hotels International joins existing Points Partner Network members including Iberia Plus, Alitalia Mille Miglia, Air France-KLM Flying Blue, American Airlines AAdvantage®, Delta SkyMiles®, and US Airways Dividend Miles.

“We pride ourselves on providing extraordinary traveler experiences with unparalleled customer service, and part of that is having an exceptional rewards program,” says Luis del Olmo, Executive Vice President, Group Marketing, Meliá Hotels International. “Points International brings flexibility to our mas Rewards program with the proven ability to drive customer loyalty and provide our members with an opportunity to fully capitalize on their rewards.”

Points International will take the lead role in the operation, marketing and commercial transaction support of the buy and gift functionality for the mas Rewards program to ensure a seamless integration into the Melia.com site.

Points International works in partnership with all active loyalty and reward programs to ensure transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor) and become a fan on Facebook (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine’s top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

Points International and Meliá Hotels International, page 2

About Meliá Hotels International

Meliá Hotels International was founded in 1956 in Palma de Mallorca (Spain) and is one of the world’s largest resort hotel chains, as well as Spain’s leading hotel chain. It currently provides more than 350 hotels and 87,000 rooms in 35 countries on 4 continents under its brands: Gran Meliá, Meliá, ME, Innside, Tryp by Wyndham, Sol and Paradisus. Its product and service portfolio is complemented by Club Meliá, the only vacation club operated by a Spanish company.

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For more information contact:

Points International

Investor relations:
Laura Foster/Kimberly Esterkin
Addo Communications
T.310.829.5400; E. lauraf@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Fiona Pincente
Corporate Communications Manager, Points International
T. 416.596.6370 x3130; E. fiona.pincente@points.com

Business enquiries:
Martin Tongue
SVP, Business Development, Points International
T. 416-596-6363; E. martin.tongue@points.com

Meliá Hotels International

Press enquiries:
Department of Communication
Tel. +34 971 22 44 64; comunicacion@melia.com